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                                                                     EXHIBIT 8.1

                               Quarles & Brady LLP
                            411 East Wisconsin Avenue
                         Milwaukee, Wisconsin 53202-4497


                               ____________, 2000



First Northern Capital Corp.                      Mutual Savings Bank
201 North Monroe Avenue                           510 East Wisconsin Avenue
Green Bay, WI  54301                              Milwaukee, WI  53202

Bank Mutual Corporation
4949 West Brown Deer Road
Brown Deer, WI  53223



Ladies and Gentlemen:

         We have acted as counsel to Mutual Savings Bank, a Wisconsin mutual savings bank ("Mutual Savings"), Bank Mutual Corporation, a federally-chartered corporation ("Bank Mutual") and Mutual Savings Bancorp, MHC, in connection with
(i) the Merger, as defined and described in the Agreement and Plan of Merger, dated as of February 21, 2000, by and among Mutual Savings, OV Corp., a Wisconsin corporation and a newly formed, wholly-owned subsidiary of Mutual, and First Northern Capital Corp., a Wisconsin corporation ("First Northern") (the "Merger Agreement"), and (ii) the preparation and filing of the Proxy Statement of First Northern and Prospectus of Bank Mutual relating to the Merger (the "Proxy Statement/Prospectus"). With First Northern's consent, OV Corp. will have assigned all of its rights under the Merger Agreement to Bank Mutual, and Bank Mutual will have assumed all of the obligations of OV Corp. under the Merger Agreement. Unless otherwise indicated, each capitalized term used herein has the meaning ascribed to it in the Merger Agreement.

         In connection with this opinion, we have examined the Merger Agreement, the Proxy Statement/Prospectus and representations contained in letters to us, dated as of the date hereof, by Mutual Savings, on behalf of itself, Bank Mutual and the MHC and First Northern. For purposes of this opinion, we have assumed
(i) the accuracy of the representations made by Bank Mutual and First Northern contained in their respective letters to us, and (ii) that the Merger will be consummated in the manner described in the Merger Agreement and the Proxy Statement/Prospectus.

         Subject to the assumptions set forth above, we are of the opinion that
(i) the Merger will be treated, for federal income tax purposes, as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that First Northern and Bank Mutual will each be a party to the reorganization, within the meaning of Section 368(b) of the Code, and (ii) the statements made under the captions "Summary -- Summary of the Merger -- Tax Consequences; Tax Opinion" and "The Merger and The Merger Agreement -- Federal Income Tax Consequences" in the Proxy Statement/Prospectus, to the extent they constitute matters of law or legal conclusions, are correct in all material respects.

         The Merger Agreement provides that the shareholders of First Northern will receive shares of common stock of Bank Mutual equal to the "Stock Percentage." The Stock Percentage will be selected by Mutual and will be a percentage somewhere between 40% and 70% of the total consideration received by First Northern shareholders.





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________________, 2000
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Although the Internal Revenue Service ordinarily does not give rulings on merger transactions, its ruling policy would require that at least 50% of the consideration to be paid in the Merger be in the form of Bank Mutual stock for the tax consequences as described above to be realized. However, such ruling policy is not necessarily the Internal Revenue Service's interpretation of the existing law, as there are court decisions which have upheld tax free reorganization treatment where less than 40% of the consideration was in the form of stock.

         This opinion does not address any federal, state, local or foreign tax consequences that may result from the Merger or any other related transactions, other than as set forth above. Further, our opinion is not binding upon the Internal Revenue Service or the courts, and there is no assurance that the Internal Revenue Service could not successfully assert a contrary opinion.

         In rendering our opinion, we have considered the applicable provisions of the Code, Treasury Department regulations promulgated thereunder, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant. It should be noted that statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time (possibly with retroactive effect). A change in the authorities or the accuracy or completeness of any of the information, documents, corporate records, covenants, statements, representations or assumptions on which our opinion is based could affect our conclusions. This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any changes (including changes that have retroactive effect) (i) in applicable law or (ii) in any information, document, corporate record, covenant, statement, representation or assumption stated herein which becomes untrue or incorrect.

         This opinion is intended solely for the benefit of Mutual Savings, Bank Mutual, First Northern and First Northern's shareholders in connection with the Merger. It may not be relied upon for any other purpose or by any other person or entity, and it may not be made available to any other person or entity without our prior written consent.

         We consent to the filing of this opinion as an exhibit to the Proxy Statement/Prospectus and the reference to our firm under the caption "The Merger and The Merger Agreement -- Federal Income Tax Consequences; Tax Opinion" in the Proxy Statement/Prospectus. In giving such consent, we do not admit that we are "experts" within the meaning of Section 11 of the Securities Act of 1933, as amended, or that we are within the category of persons whose consent is required by Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder.

                                              Very truly yours,

                                              [draft]

                                              QUARLES & BRADY LLP